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Exhibit 99.1

Third Quarter Report
 2016

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2016 THIRD QUARTER RESULTS AND INCREASES DISTRIBUTION

November 2, 2016, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and nine month periods ended September 30, 2016, and an increase to Granite's targeted annualized distribution, to $2.60 from $2.40 per stapled unit, to be effective upon the declaration of the distribution in respect of the month of December 2016, payable January 2017.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2016, including events subsequent to the quarter, are set out below:

  •
  Granite entered into binding agreements with Magna International Inc. and certain of its operating subsidiaries (collectively "Magna") to extend or renew early and extend existing leases at seven special purpose properties and eight multi-purpose facilities in Canada, Austria and the United States, representing an aggregate square footage of 7 million (24% of total square footage and excluding the building expansions to two special purpose properties that Granite has agreed to acquire in the first quarter of 2017) and annualized lease payments(1) of $69.2 million (31% of total annualized lease payments). The lease extension periods range from approximately five to 16 years from the existing lease expiry dates. As a result of the binding agreements, annualized lease payments decreased by approximately $0.8 million (including the impact of the two building expansions), however, it is anticipated that annualized lease payments will increase thereafter;

  •
  Primarily as a result of the binding agreements to extend or renew early and extend existing leases at seven special purpose properties, the reported fair value of those properties increased by approximately $135.3 million since December 31, 2015;

  •
  Granite's weighted average lease term for the special purpose portion of its portfolio has increased to 11.0 years from 5.9 years at the beginning of 2016 and the weighted average lease term for Granite's entire income producing portfolio has increased to 7.2 years from 4.7 years at the beginning of the year;

  •
  Funds from operations ("FFO")(2) increased 6% from $39.8 million ($0.85 per stapled unit) in the prior year period to $42.2 million ($0.90 per stapled unit) in the third quarter of 2016. The third quarter had higher revenues from the lease up of two recently developed properties in the United States and lower general and administrative expenses;

  •
  The targeted annualized distribution will increase to $2.60 ($0.217 per month) per stapled unit commencing with the declaration of the monthly distribution for December 2016, payable January 2017. For 2016, Granite expects to make total distributions of approximately $2.40 per stapled unit. The new targeted annualized distribution therefore represents an annualized increase of 8.3%; and

  •
  Mr. Ilias Konstantopoulos was appointed Granite's Chief Financial Officer effective September 12, 2016.

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Granite's results for the three and nine month periods ended September 30, 2016 and 2015 are summarized below (all figures are in Canadian dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per unit figures)	2016	2015	2016	2015
Revenues	$56,347	$54,854	$169,111	$161,360

Net income	$150,241	$47,053	$251,164	$150,109

Funds from operations ("FFO")(2)	$42,178	$39,771	$123,479	$118,870

Basic FFO per stapled unit(2)	$0.90	$0.85	$2.62	$2.53

Diluted FFO per stapled unit(2)	$0.90	$0.84	$2.62	$2.52

Fair value of investment properties(3)			$2,674,451	$2,542,477

Readers are cautioned that certain terms used in this press release such as FFO, annualized lease payments and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
Annualized lease payments ("ALP") represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at September 30, 2016. Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of such revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue and therefore not comparable to any measure in the combined financial statements.

(2)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(3)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended September 30, 2016

For the three month period ended September 30, 2016, rental revenue increased by $1.4 million to $56.3 million from $54.9 million in the third quarter of 2015. The increase in rental revenue was primarily due to the lease up of two recently developed properties in the United States.

Granite's net income in the third quarter of 2016 was $150.2 million compared to $47.1 million for the third quarter of 2015. Net income increased primarily due to the after tax impact of the increase in the net fair value gains on investment properties. The increase in fair value gains on investment properties of $119.7 million was primarily attributable to positive changes in leasing assumptions relating to extensions or renewals and extensions associated with the 15 properties concluded with Magna as previously noted. The changes in leasing assumptions generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

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FFO for the third quarter of 2016 was $42.2 million compared to $39.8 million in the prior year period. The $2.4 million increase was primarily due to the increase in rental revenue and reductions in general and administrative expenses and current income tax expense.

Nine month period ended September 30, 2016

For the nine month period ended September 30, 2016, rental revenue increased $7.7 million to $169.1 million from $161.4 million in the prior year period primarily due to the favourable impact of foreign exchange rates and the lease up of the developed properties in the United States, partially offset by the reduction in revenue from property disposals.

Granite's net income for the nine month period ended September 30, 2016 was $251.2 million compared to $150.1 million in the prior year period. The increase of $101.1 million is primarily attributable to the after tax impact of the increase in net fair value gains on investment properties and higher rental revenue explained above.

FFO for the nine month period ended September 30, 2016 was $123.5 million compared to $118.9 million in the prior year period. The increase of $4.6 million was primarily due to an increase in rental revenue, partially offset by higher current income tax expense due to a favourable settlement of an income tax audit in 2015 and increased interest expense and property operating costs.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2016 and 2015 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per unit information)	2016	2015	2016	2015
Net income attributable to stapled unitholders	$150,293	$47,710	$249,897	$148,169
Add (deduct):
Fair value gains on investment properties, net	(134,967)	(15,287)	(169,715)	(62,041)
Fair value losses on financial instruments	2,553	1,258	2,386	1,498
Loss on sale of investment properties	1,070	726	2,444	959
Current income tax expense associated with the sale of investment properties	561	351	1,268	701
Deferred income tax expense	22,984	5,746	36,449	27,809
Non-controlling interests relating to the above	(316)	(733)	750	1,775

FFO	$42,178	$39,771	$123,479	$118,870

Basic FFO per stapled unit	$0.90	$0.85	$2.62	$2.53

Diluted FFO per stapled unit	$0.90	$0.84	$2.62	$2.52

Basic number of stapled units outstanding	47,073	47,017	47,057	47,017

Diluted number of stapled units outstanding	47,083	47,100	47,066	47,107

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CONFERENCE CALL

Granite will hold a conference call on Thursday, November 3, 2016 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-676-1545. Overseas callers should use +1-416-981-9080. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21819852) and will be available until Monday November 14, 2016.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

OTHER INFORMATION

Additional property statistics as at September 30, 2016 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the expected increase in the monthly distribution, the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and

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diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2016

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and nine month periods ended September 30, 2016. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016 and the audited combined financial statements for the year ended December 31, 2015. This MD&A is prepared as at November 2, 2016. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2015, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in nine countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom, Spain and Poland. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Lease Renewals — Special Purpose Properties and Multi-Purpose Facilities

On October 3, 2016, Granite announced that it concluded binding agreements with Magna to extend or renew early and extend existing leases for 15 properties, including seven special purpose properties (see "INVESTMENT PROPERTIES") that in total represent approximately 7 million square feet or 24% of Granite's total income producing property portfolio as at September 30, 2016. As a result of these agreements, Granite's weighted average lease term for the special purpose properties has increased to 11.0 years from 5.9 years at the beginning of 2016 and the weighted average lease term for Granite's entire income-producing property portfolio has increased to 7.2 years from 4.7 years at the beginning of the year. The terms and conditions of the binding agreements were effectively reached by September 30, 2016 and therefore have been included in our operating results as at and for the three and nine month periods ended September 30, 2016. Additional details pertaining to the agreements are outlined below:

•
Two leases for special purpose properties in Milton, Ontario and St. Thomas, Ontario that were each previously renewed for a 12 year period to December 31, 2029 were further extended by an additional three years to December 31, 2032. In the second quarter of 2016, Magna exercised its contractual renewal options for these two properties that were to expire December 31, 2017;

•
A lease for another special purpose property in St. Thomas, Ontario was renewed early and extended for a period of approximately 15 years from its previous lease expiry date of January 13, 2018. Notice of renewal for this lease was originally due by April 13, 2017 and contemplated a five year renewal term;

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•
A special purpose property in Albersdorf, Austria was renewed early and extended for 10 years from its initial term expiring July 31, 2018. Notice of renewal was originally due by October 31, 2017 and contemplated a five year term;

•
A new lease will be executed for a special purpose property in Milton, Ontario for approximately 16 years commencing February 1, 2017. The annual rent will be approximately $6.5 million. In accordance with the new agreement, subject to certain conditions, Granite will have the option to repatriate 20 acres of excess land on the leased property;

•
Two leases for special purpose properties in the United States, one in Bowling Green, Kentucky and one in Piedmont, South Carolina, were renewed early and extended to January 31, 2032. In addition, Granite committed to purchase certain building expansions representing an aggregate 0.5 million square feet of leaseable area for approximately U.S. $54.0 million in the first quarter of 2017. These expansions were recently completed and funded by Magna. Annual rental revenue will increase by approximately U.S. $4.4 million upon completion of the purchase;

•
A warehouse facility in Milton, Ontario was renewed early and extended approximately 14 years from its lease expiry date of August 31, 2018. Notice of renewal for this lease was originally due by November 30, 2017 and contemplated a 12 year renewal term;

•
Four leases for properties in Iowa, United States, two of which expired July 31, 2017 and two of which expired July 31, 2019, were extended to December 31, 2022 and July 31, 2026, respectively;

•
A lease for a property in Aurora, Ontario, that is used as Magna's Canadian head office, has been extended five years from its expiry date of December 31, 2017 and will expire December 31, 2022; and

•
Two leases for properties in the Greater Toronto Area, Ontario, one of which expired December 31, 2017 and the other January 31, 2018, were extended 10 years to December 31, 2027 and approximately five years to December 31, 2022, respectively.

As a result of the binding agreements concluded with Magna, annualized lease payments (see "LEASING PROFILE — Annualized Lease Payments") are expected to initially decrease by approximately $0.8 million (including the $3.8 million impact for the two building expansions which Granite committed to purchase) however, it is anticipated that annualized lease payments will increase thereafter.

Officer Appointments

Effective September 12, 2016, Ilias Konstantopoulos was appointed Granite's Chief Financial Officer. Mr. Konstantopoulos is a senior financial executive who brings over 20 years of corporate finance, mergers and acquisitions, and capital markets expertise to Granite from his roles as Managing Partner at Brookfield Financial and Managing Director at BMO Capital Markets.

On March 31, 2016, Michael Forsayeth was appointed Granite's Chief Executive Officer. Prior to March 31, 2016, Mr. Forsayeth was Chief Financial Officer and Interim Chief Executive Officer.

Normal Course Issuer Bid

On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. Granite has not made any purchases of its outstanding stapled units since the commencement of the NCIB.

STRATEGIC OUTLOOK

Through its strategic review process, Granite learned a great deal about its real estate portfolio, particularly, Granite's special purpose properties and the importance of these and other properties to Magna. This knowledge was instrumental in enabling Granite to enter into the agreements with Magna announced on

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October 3, 2016. These agreements are significant to Granite. They dramatically reduced the risks around Magna lease extensions to provide long-term cash flow clarity.

As a result of Granite's agreements with Magna:

•
the fair value of the 15 properties subject to the agreements increased by over $160 million;

•
annual rental revenue of over $68 million was secured for an extended term, 75% of this amount for 15 years or longer;

•
the minimum contractual revenue associated with the 15 properties increased by over $800 million; and

•
the weighted average lease term for all our properties increased to 7.2 years from 4.7 years.

Having completed this objective, growth is a key priority for management as it continues to be focused on its core operations.

Granite is uniquely positioned as a Canadian REIT. It has a stable secure major tenant (Magna) and an international footprint which gives it access to a unique range of opportunities for new investments across a large number of countries with differing and evolving economic circumstances.

Management intends to remain disciplined in its approach to acquisitions and committed to finding investment opportunities that are both funds from operations and net asset value accretive. Granite will seek to invest in markets that offer the best long-term risk adjusted returns, with a measured approach while taking advantage of the wider range and deeper pool of opportunities that our international footprint provides. Its strong financial position will allow Granite to capitalize on regional disparities and take advantage of market disruptions and cyclical downturns which will inevitably occur in various markets.

Granite expects to pursue:

•
property, portfolio and company acquisitions;

•
development opportunities from Granite's existing portfolio and from acquired real estate assets; and

•
joint ventures and similar arrangements with local operating partners to enhance Granite's access to investment opportunities and obtain increased local market knowledge and executional advantages.

While Granite remains committed to reducing Magna's concentration over the long-term, it no longer has a specific target for Magna concentration. Granite remains open to further investments with Magna in appropriate circumstances.

Management also expects to continue to selectively target the sale of certain non-core properties (primarily Magna tenanted) where it believes it is in the best long-term interests of Granite.

Granite today announced its fifth annual consecutive increase in its distributions to unitholders. In April, Granite implemented a normal course issuer bid. Management continues to believe that buying back stapled units at appropriate prices is a prudent use of capital.

Management also remains focused on Granite's overhead and cost structure to ensure that operations are run in a cost effective and efficient manner while enabling it to achieve its strategic objectives. Granite expects its general and administrative expenses in 2017 to be lower than both 2015 and 2014 levels as a result of recent initiatives including reducing head count by 15% from 2015 levels and a reduction of Board of Trustee/Director expenses. Also, as expected, Magna will be vacating two properties early in the second quarter of 2017, one in Novi, Michigan and the other in Altbach, Germany. Management has been reviewing its options with respect to these properties to determine how best to extract value; annualized these properties contribute rental revenue of approximately $8.6 million.

Granite intends to continue to build a high quality diversified industrial real estate business by patiently growing and diversifying its asset base. The strategy relies upon a strong balance sheet with comparatively low leverage and available liquidity, which provides financial flexibility to pursue attractive growth opportunities across Granite's global footprint at any point in the real estate investment cycle.

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FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At September 30, 2016, approximately 72% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar. In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 82% of Granite's debt was denominated in euros and the remaining 18% denominated in U.S. dollars as at September 30, 2016. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three and nine month periods ended September 30, 2016 and 2015, as well as the exchange rates as at September 30, 2016 and December 31, 2015. The exchange rates reflected are for the two most significant currencies in which the Trust conducts business.

	Average Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2015	Change	2016	2015	Change
1 U.S. dollar equals Cdn. dollars	1.305	1.309	(0.3)%	1.323	1.260	5.0%
1 euro equals Cdn. dollars	1.456	1.457	(0.1)%	1.476	1.404	5.1%

	Exchange Rates as at
	September 30, 2016	June 30, 2016	Change	December 31, 2015	Change
1 U.S. dollar equals Cdn. dollars	1.312	1.301	0.8%	1.384	(5.2)%
1 euro equals Cdn. dollars	1.474	1.435	2.7%	1.503	(1.9)%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, in accordance with the Trust's policy, Granite may enter into derivative financial arrangements for currency hedging purposes, but does not utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio;

•
Annualized lease payments ("ALP"); and

•
Leverage ratio.

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms

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do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three and nine month periods ended September 30, 2016.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to or deducted from FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three and nine month periods ended September 30, 2016 and 2015, there were no such adjustments and therefore comparable FFO has not been presented.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

Annualized lease payments represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "FOREIGN CURRENCIES"). Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at September 30, 2016. Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of such revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

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Leverage ratio

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities, which were recently acquired or newly developed/redeveloped within the last four years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users, or (iii) special purpose properties designed and built with unique features and leased to Magna. The fair value of the investment properties by category was as follows:

As at	September 30, 2016	December 31, 2015
Modern logistics/distribution warehouse facilities	$598.6	$580.4
Multi-purpose facilities	701.6	733.3
Special purpose properties	1,367.4	1,262.9

Income-Producing Properties	2,667.6	2,576.6
Properties and Land Under Development	—	8.6
Land Held For Development	6.9	7.2

	$2,674.5	$2,592.4

The change in the fair values of investment properties by category during the nine months ended September 30, 2016 is shown in the following table:

	January 1, 2016	Fair value gains	Capital expenditures and acquisitions	Dispositions and transfers	Foreign exchange losses	Other changes	September 30, 2016
Modern logistics/distribution warehouse facilities	$580.4	14.4	7.8	13.6	(21.8)	4.2	$598.6
Multi-purpose facilities	733.3	20.0	1.3	(42.0)	(12.4)	1.4	701.6
Special purpose properties	1,262.9	135.3	0.1	—	(27.6)	(3.3)	1,367.4

Income-Producing Properties	2,576.6	169.7	9.2	(28.4)	(61.8)	2.3	2,667.6
Properties and Land Under Development	8.6	—	5.8	(13.6)	(0.8)	—	—
Land Held For Development	7.2	—	—	—	(0.3)	—	6.9

	$2,592.4	169.7	15.0	(42.0)	(62.9)	2.3	$2,674.5

During the nine months ended September 30, 2016, investment properties increased by $82.1 million as a result of the net impact of the following:

  i.
  net fair value gains of $169.7 million primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with the 15 properties for which binding agreements were concluded with Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). Approximately $135 million of the $169.7 million fair value gain related to the lease extensions or renewals and extensions of the seven special purpose properties of which 62%, 30% and 8% related to properties in Canada, the United States and Austria, respectively. The changes in leasing assumptions also generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows;

Granite REIT      2016    11

  ii.
  capital expenditures totaling $15.0 million of which $5.8 million was invested in the recently developed property in Wroclaw, Poland and $7.8 million was invested in tenant improvements at the two recently developed properties in the United States which were leased to non-Magna tenants;

  iii.
  a decrease of $42.0 million related to the disposition of seven income-producing properties in the United States, Germany and Austria, of which three were leased to Magna, three were leased to non-Magna tenants and one was vacant; and

  iv.
  $62.9 million of foreign exchange losses which included $38.9 million and $22.2 million of foreign exchange losses related to the weakening of the U.S. dollar and euro, respectively, against the Cdn. dollar. The foreign exchange losses represent less than 3% of the fair value of investment properties.

Income-Producing Properties

At September 30, 2016, Granite had 92 income-producing properties which represented 29.5 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at September 30, 2016 and December 31, 2015 was as follows:

	September 30, 2016		December 31, 2015
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$761.4	29%	$671.4	26%
Austria	727.2	27	735.9	29
United States	754.0	28	734.8	28
Germany	252.4	9	272.2	11
Netherlands	122.1	5	125.1	5
Other	50.5	2	37.2	1

	$2,667.6	100%	$2,576.6	100%

As at September 30, 2016, the number of properties and the fair value of the income-producing portfolio by country and category was as follows:

	Modern logistics/distribution warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
	Fair Value	# prop	Fair Value	# prop	Fair Value	# prop	Fair Value	# prop
Canada	$7.4	1	$384.7	35	$369.3	4	$761.4	40
Austria	—	—	90.3	7	636.9	4	727.2	11
United States	350.2	8	107.2	12	296.6	3	754.0	23
Germany	104.4	5	83.4	5	64.6	1	252.4	11
Netherlands	122.1	3	—	—	—	—	122.1	3
Other	14.5	1	36.0	3	—	—	50.5	4

	$598.6	18	$701.6	62	$1,367.4	12	$2,667.6	92

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals, however, the Trust uses its historical renewal experience with its

12    Granite REIT      2016

tenants, its direct knowledge of the unique nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the period. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016.

At September 30, 2016, Granite had four active improvement projects in Canada, the United States and Austria. The total estimated cost of these projects is approximately $0.6 million of which $0.2 million had been spent at September 30, 2016. The remaining project costs will be funded during the balance of the year using cash from operations. In addition, in accordance with the early renewal and extension of leases at two special purpose properties in Kentucky, United States and South Carolina, United States announced on October 3, 2016, Granite committed to purchase from Magna for approximately $70.8 million (U.S. $54.0 million) certain building expansions representing approximately 0.5 million square feet of leaseable area (see "SIGNIFICANT MATTERS — Lease Renewals"). These expansions are expected to be purchased in the first quarter of 2017 and funded by a combination of cash on hand and the Trust's unsecured credit facility.

Properties and Land Under Development

In the fourth quarter of 2015, Granite commenced the construction on the first of three logistics-warehouse facilities in Wroclaw, Poland to be situated on development land originally purchased in May 2015. During the second quarter of 2016, the construction of this first 0.3 million square foot facility was completed for a total cost of $12.0 million. The project was funded using cash from operations.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the completed construction of one 0.3 million square foot facility as noted above. The construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development; this development land provides for approximately 0.5 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At September 30, 2016, Magna was the tenant at 63 (December 2015 — 66) of Granite's income-producing properties and comprised 78% (December 2015 — 79%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Granite REIT      2016    13

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

Granite's annualized lease payments as at September 30, 2016, including changes since June 30, 2016 and December 31, 2015, were as follows:

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Annualized lease payments, beginning of period	$222.8	$228.6
Contractual rent adjustments	0.4	2.4
Completed projects on-stream	0.1	0.1
Dispositions	(0.9)	(4.0)
New leases and re-leasing	0.1	3.9
Lease extensions or early lease renewals and extensions	(0.8)	(0.8)
Vacancies	(4.1)	(4.1)
Effect of changes in foreign currency exchange rates	3.1	(5.4)

Annualized lease payments, as at September 30, 2016	$220.7	$220.7

During the third quarter of 2016, annualized lease payments decreased by $2.1 million from $222.8 million at June 30, 2016 to $220.7 million at September 30, 2016. Elements contributing to the net impact included the following:

  i.
  contractual rent adjustments related to rent escalations for properties in Canada and the United States increased annualized lease payments by $0.4 million;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the sale of two properties in the United States with an aggregate square footage of 0.4 million decreased annualized lease payments by $0.9 million;

  iv.
  the lapse of rent free revenue periods related to the leasing of two developed properties in the United States and Poland increased annualized lease payments by $0.5 million while the renewal of a lease for a property in Canada decreased annualized lease payments by $0.4 million;

  v.
  the extensions or early renewals and extensions of existing leases at one special purpose property and six multi-purpose facilities associated with the binding agreements concluded with Magna and announced on October 3, 2016 reduced annualized lease payments by $4.6 million while the incremental revenue associated with the purchase of building expansions at two special purpose properties in the United States increased annualized lease payments by $3.8 million (see "SIGNIFICANT MATTERS — Lease Renewals");

  vi.
  the expected vacancy by Magna in the second quarter of 2017 as a result of two lease expiries at properties in the United States and Germany decreased annualized lease payments by $4.1 million; and

  vii.
  changes in foreign currency exchange rates increased annualized lease payments by $3.1 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $2.6 million and $0.5 million, respectively.

14    Granite REIT      2016

On a year to date basis, annualized lease payments decreased by $7.9 million from $228.6 million at December 31, 2015 to $220.7 million at September 30, 2016. Elements contributing to the net impact included the following:

  i.
  contractual rent adjustments increased annualized lease payments by $2.4 million which included $1.5 million related to Consumer Price Index ("CPI") based increases on properties representing 10.1 million square feet of leaseable area in North America and Europe and $0.9 million related to fixed contractual adjustments for rent escalations;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the sale of six properties in the United States and Germany with an aggregate square footage of 1.3 million decreased annualized lease payments by $4.0 million;

  iv.
  the leasing of the recently developed properties in the United States and Poland resulted in incremental annualized lease payments of $5.5 million while the renewal of a lease for a property in Canada decreased annualized lease payments by $1.6 million;

  v.
  as noted above, the extensions or early renewals and extensions associated with the binding agreements concluded with Magna and announced on October 3, 2016 reduced annualized lease payments by a net $0.8 million (see "SIGNIFICANT MATTERS — Lease Renewals");

  vi.
  as noted above, the expected vacancy by Magna in the second quarter of 2017 at two properties in the United States and Germany decreased annualized lease payments by $4.1 million; and

  vii.
  changes in foreign currency exchange rates decreased annualized lease payments by $5.4 million. The weakening of the euro and U.S. dollar against the Cdn. dollar decreased annualized lease payments by $2.1 million and $3.3 million, respectively.

The annualized lease payments by currency at September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016		December 31, 2015
Euro	$100.1	45%	$103.2	45%
Cdn. dollar	59.7	27	64.1	28
U.S. dollar	60.1	27	60.4	26
Other	0.8	1	0.9	1

	$220.7	100%	$228.6	100%

Leasing Activity

2017 Lease Expiries

Granite had 17 leases with expiry dates in 2017. The following table details the status of these leases as at November 2, 2016:

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Special purpose properties	3	2,670	$23.8
Modern logistics/distribution warehouse facilities	2	358	2.5
Multi-purpose facilities	6	1,082	10.8

Renewed or extended leases	11	4,110	37.1
Modern logistics/distribution warehouse facilities	1	123	0.6
Multi-purpose facilities	3	254	1.4

Negotiations pending or in-progress	4	377	2.0
Multi-purpose facilities	2	604	4.4

Not renewed and expected vacancy	2	604	4.4

Total 2017 lease expiries	17	5,091	$43.5

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Other New Leases, Renewals and Extensions

Leasing activity through November 2, 2016 related to space not subject to 2017 lease expiries included the following:

  i.
  binding agreements with Magna announced on October 3, 2016 for four special purpose properties and six multi-purpose facilities that had contractual lease expiries beyond December 31, 2017 or short-term termination notices (see "SIGNIFICANT MATTERS — Lease Renewals"); and

  ii.
  in the second quarter of 2016, the remaining 0.25 million square feet of the recently completed development property in Pennsylvania, United States was leased to the non-Magna tenant who executed a lease in the first quarter of 2016 for 0.5 million square feet of the property. The property is fully leased with an ALP of $2.9 million at September 30, 2016. In conjunction with the leasing of the additional space, the term of the lease for the property was extended to March 31, 2022 from September 30, 2021.

Lease Expiration

As at September 30, 2016 and including lease extensions or early renewals and extensions resulting from the binding agreements concluded with Magna and announced on October 3, 2016, Granite's portfolio had a weighted average lease term by square footage of 7.2 years (December 31, 2015 — 4.7 years) with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2016		2017		2018		2019		2020		2021		2022 and Beyond
	Total Rental Area(1)	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,719	91	—	—	500	3.0	1,310	7.4	435	2.7	1,033	7.0	316	3.1	4,034	36.5
U.S.	8,486	—	—	—	471	4.3	989	5.7	252	1.8	59	0.5	87	0.7	6,628	47.2
Austria	8,040	—	—	—	—	—	694	3.7	392	3.6	—	—	389	2.7	6,565	55.3
Germany	3,151	—	—	—	300	1.0	1,014	7.5	303	1.7	—	—	—	—	1,534	11.2
Netherlands	1,441	—	—	—	—	—	314	2.1	500	3.1	627	4.5	—	—	—	—
Other	705	165	—	—	—	—	90	0.8	136	0.6	—	—	314	3.0	—	—

Total	29,542	256	—	—	1,271	8.3	4,411	27.2	2,018	13.5	1,719	12.0	1,106	9.5	18,761	150.2

% of portfolio:
* by sq ft	100%	1%	—		4%		15%		7%		6%		4%		63%

* by ALP	100%			—		4%		12%		6%		6%		4%		68%

(1)
Total rental area does not include square footage associated with the commitment to purchase building expansions at two special purpose properties expected in the first quarter of 2017 (see "SIGNIFICANT MATTERS — Lease Renewals").

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three and nine month periods ended September 30, 2016, the Trust incurred leasing costs and lease incentives of $0.2 million and $2.2 million, respectively.

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

Highlights

	Three Months Ended September 30,
(in millions, except per unit information)	2016	2015	Change
Rental revenue and tenant recoveries	$56.3	$54.9	3%
Net income attributable to stapled unitholders	150.3	47.7	NM
Funds from Operations(1)	42.2	39.8	6%
Basic FFO per stapled unit(1)	$0.90	$0.85	6%
Diluted FFO per stapled unit(1)	$0.90	$0.84	7%
FFO payout ratio	68%	68%	—%

NM — not meaningful

(1)
See "Results of Operations for the Three Months Ended September 30, 2016 — Funds from Operations".

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended September 30, 2016 increased $1.4 million to $56.3 million from $54.9 million. The change in rental revenue is set out below:

Rental revenue, three months ended September 30, 2015	$54.9
Contractual rent adjustments	0.6
Completed projects on-stream	0.1
Leasing and renewals of income-producing properties	0.7
Disposals of income-producing properties	(1.1)
Effect of changes in foreign currency exchange rates	(0.1)
Other, including straight-line adjustments to rental revenue	1.2

Rental revenue, three months ended September 30, 2016	$56.3

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $0.6 million increase in revenue from contractual rent adjustments included $0.3 million from CPI based increases and $0.3 million from fixed contract adjustments related to rent escalations;

  ii.
  the completion of an improvement project in Canada contributed $0.1 million to rental revenue;

  iii.
  the leasing of the two completed development properties in the United States increased revenue by $0.9 million while the renewal of a lease in Canada at a rental rate which was lower than the expiring lease rate decreased revenue by $0.2 million;

  iv.
  rental revenue was negatively impacted by $1.1 million due to the sale of income-producing properties in the United States and Germany;

  v.
  foreign exchange reduced revenue by $0.1 million; and

  vi.
  other items, which had a net positive impact of $1.2 million on revenue, included $0.9 million of rent free straight-line revenue adjustments relating to the lease up of the two completed development properties in the United States and $0.3 million of tenant recoveries at the same two properties.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $2.0 million for the three month period ended September 30, 2016 compared to $1.9 million in the prior year period. The $0.1 million increase in property costs was primarily related to $0.3 million in costs associated with property administrative matters, including building condition reports, partially offset by a $0.2 million reduction in repairs and maintenance expenses not recoverable from tenants.

Granite REIT      2016    17

General and Administrative Expenses

General and administrative expenses for the three month periods ended September 30, 2016 and 2015 were $6.3 million and $7.1 million, respectively. The $0.8 million decrease was primarily due to i) a severance expense of $3.5 million associated with the departure of Granite's previous Chief Executive Officer, which after taking into account the surrender of his units having a value of $1.7 million under the equity based compensation plan, resulted in a net expense of $1.8 million in 2015 and ii) a reduction in professional fees of $0.7 million which included advisory costs of $0.4 million incurred in 2015 with respect to the review of strategic alternatives, largely offset by iii) an increase of $2.0 million in compensation costs primarily associated with the increased valuation of the units outstanding under Granite's unit-based compensation plans due to an increase in the market price of the Trust's stapled units.

Depreciation and Amortization

Depreciation and amortization expense relates to the amortization of fixed assets for our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs remained consistent at $4.9 million in both the three month periods ended September 30, 2016 and 2015. The additional interest expense from increased draws on the construction loans during the third quarter of 2016 was offset by a reduction in interest costs associated with a lower outstanding balance, in comparison to the prior year period, on the revolving credit facility.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.8 million and $0.7 million in the three month periods ended September 30, 2016 and 2015, respectively, which primarily related to foreign exchange gains arising from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties was $135.0 million and $15.3 million in the three month periods ended September 30, 2016 and 2015, respectively. In the three month period ended September 30, 2016, the net fair value gains of $135.0 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with the 15 properties, including seven special purpose properties, for which binding agreements were concluded with Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The changes in leasing assumptions during the third quarter of 2016 generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

The net fair value gains on investment properties in the three month period ended September 30, 2015 of $15.3 million were attributable to (i) a compression in discount and terminal capitalization rates for certain properties in the United States and (ii) positive changes in leasing assumptions related to market rent increases for certain properties in Canada and lease renewals in Austria and the Netherlands, partially offset by (iii) the negative impact of certain leases in Canada and the United States that were closer to expiry, for which the re-leasing assumptions were less favourable than the terms of leases currently in place.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $2.6 million and $1.3 million in the three month periods ended September 30, 2016 and 2015, respectively. The net fair value losses of $2.6 million in the three month period ended September 30, 2016 primarily consisted of $2.2 million of fair value losses related to changes in estimates to contingent consideration obligations which were recognized in connection with acquisitions completed in 2013 and $0.4 million of unrealized fair value losses on foreign exchange contracts outstanding at the end of the period. Net fair value losses of $1.3 million in the three month period ended September 30, 2015 primarily consisted of fair value losses on foreign exchange contracts outstanding at the end of the period (see note 12 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016).

18    Granite REIT      2016

Loss on Sale of Investment Properties

The loss on sale of investment properties of $1.1 million for the three month period ended September 30, 2016 was primarily related to the costs associated with the sale of two income-producing properties in the United States for aggregate gross proceeds of $10.0 million.

In the third quarter of 2015, Granite sold four income-producing properties located in Canada, the United States and Germany for gross proceeds of approximately $11.5 million. The loss on sale of investment properties of $0.7 million in the third quarter of 2015 was primarily due to costs associated with the sale of these properties.

Income Tax Expense

Income tax expense for the three months ended September 30, 2016 and 2015 was $25.0 million compared to $7.9 million in the prior year period. Included in the income tax expense for the three month periods ended September 30, 2016 and 2015 was a current income tax expense of $2.0 million and $2.1 million, respectively, comprised of:

	Three Months Ended September 30,
	2016	2015
Foreign operations	$1.2	$1.1
Canadian corporate entities	—	0.2
Related to the sale of investment properties	0.6	0.4
Change in reserve due to settlements of tax audits	(0.2)	—
Change in other tax reserves, net	0.4	0.4

Current tax expense	$2.0	$2.1

Also included in the income tax expense for the three months ended September 30, 2016 and 2015 was a deferred tax expense of $23.0 million and $5.8 million, respectively. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and, for the respective periods, is comprised of:

	Three Months Ended September 30,
	2016	2015
Fair value gains/losses in respect of investment properties	$20.5	$5.5
Timing differences pertaining to tax depreciation	2.8	1.6
Related to the sale of investment properties	(0.6)	(0.7)
Other items	0.3	(0.6)

Deferred tax expense	$23.0	$5.8

The Trust's effective tax rate was 14.3% for both the three months ended September 30, 2016 and 2015.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the amount of distributions made to the Trust by its subsidiary entities, and may impact the taxable income earned by the Trust and the sources of income distributed by the Trust.

Net Income

For the three month period ended September 30, 2016, net income was $150.2 million compared to $47.1 million in the prior year period. The $103.1 million net increase was primarily due to a $119.7 million increase in net fair value gains on investment properties, partially offset by a $17.2 million increase in deferred income tax expense.

Granite REIT      2016    19

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per unit information)	2016	2015	Change
Net income attributable to stapled unitholders	$150,293	$47,710
Add (deduct):
Fair value gains on investment properties, net	(134,967)	(15,287)
Fair value losses on financial instruments	2,553	1,258
Loss on sale of investment properties	1,070	726
Current income tax expense associated with the sale of investment properties	561	351
Deferred income tax expense	22,984	5,746
Non-controlling interests relating to the above	(316)	(733)

FFO	$42,178	$39,771	6%

Basic FFO per stapled unit	$0.90	$0.85	6%

Diluted FFO per stapled unit	$0.90	$0.84	7%

Basic number of stapled units outstanding	47,073	47,017

Diluted number of stapled units outstanding	47,083	47,100

FFO for the three month period ended September 30, 2016 was $42.2 million compared to $39.8 million in the prior year period. The $2.4 million increase in FFO was primarily due to:

  i.
  an increase in rental revenue and tenant recoveries of $1.4 million;

  ii.
  a decrease in general and administrative expenses of $0.8 million; and

  iii.
  a reduction in current income tax expense of $0.3 million.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Highlights

	Nine Months Ended September 30,
(in millions, except per unit information)	2016	2015	Change
Rental revenue and tenant recoveries	$169.1	$161.4	5%
Net income attributable to stapled unitholders	249.9	148.2	NM
Funds from Operations(1)	123.5	118.9	4%
Basic FFO per stapled unit(1)	$2.62	$2.53	4%
Diluted FFO per stapled unit(1)	$2.62	$2.52	4%
FFO payout ratio	69%	68%	1%

NM — not meaningful

(1)
See "Results of Operations for the Nine Months Ended September 30, 2016 — Funds from Operations".

(in millions, except number of properties)	September 30, 2016	December 31, 2015	Change
Number of income-producing properties	92	98	(6)%
Leaseable area (sq. ft.)	29.5	30.5	(3)%
Annualized lease payments	$220.7	$228.6	(3)%
Investment properties, fair value	$2,674.5	$2,592.4	3%

20    Granite REIT      2016

Rental Revenue and Tenant Recoveries

Rental revenue for the nine month period ended September 30, 2016 increased $7.7 million to $169.1 million from $161.4 million in the prior year period primarily due to the favourable impact of foreign exchange rates. The change in rental revenue is set out below:

Rental revenue, nine months ended September 30, 2015	$161.4
Contractual rent adjustments	1.8
Completed projects on-stream	0.6
Leasing and renewals of income-producing properties	0.3
Disposals of income-producing properties	(2.2)
Effect of changes in foreign currency exchange rates	5.6
Other, including straight-line adjustments to rental revenue	1.6

Rental revenue, nine months ended September 30, 2016	$169.1

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $1.8 million increase in revenue from contractual rent adjustments included $0.9 million from CPI based increases and $0.9 million from fixed contract adjustments related to rent escalations;

  ii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.6 million to rental revenue;

  iii.
  the leasing of the two completed development properties in the United States and previously vacant space in the United States increased revenue by $0.9 million and $0.2 million, respectively, while the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates decreased revenue by $0.8 million;

  iv.
  rental revenue was negatively impacted by $2.2 million due to the sale of income-producing properties in North America and Germany;

  v.
  foreign exchange had a $5.6 million positive impact on reported rental revenues as the strengthening of the U.S. dollar and euro against the Cdn. dollar increased rental revenue by $2.1 million and $3.6 million, respectively; and

  vi.
  other items, which had a net positive impact of $1.6 million on revenue, included $2.5 million of straight-line adjustments associated with the rent free period for two leases entered into at recently completed development properties in the United States, partially offset by $0.9 million of close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $5.7 million for the nine month period ended September 30, 2016 in comparison to $5.2 million in the prior year period. The $0.5 million increase in property costs related to a number of small factors including property costs for the recently developed facility in Pennsylvania, United States that was under construction for part of the prior year period and an increase in property taxes due to a reduction in rebates associated with vacant properties received in the prior year period.

General and Administrative Expenses

General and administrative expenses for the nine month periods ended September 30, 2016 and 2015 were $20.2 million and $20.7 million, respectively. The $0.5 million decrease is primarily due to a severance expense of $3.5 million associated with the departure of Granite's previous Chief Executive Officer, which after taking into account the surrender of his units having a value of $1.7 million under the equity based compensation plan, resulted in a net expense of $1.8 million in 2015, partially offset by an increase of $1.0 million in compensation costs associated with the increased valuation of the units outstanding under Granite's unit-based compensation plans due to an increase in the market price of the Trust's stapled units.

Depreciation and Amortization

Depreciation and amortization expense relates to the amortization of fixed assets for our offices in Toronto, Canada and Vienna, Austria.

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Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $14.8 million in the nine month period ended September 30, 2016 compared to $13.8 million in the prior year period. The interest expense increased $1.0 million in the nine month period ended September 30, 2016 primarily due to $1.2 million from increased draws on the construction loans and the foreign exchange impact resulting from the weakening of the Cdn. dollar as all of Granite's debt is effectively denominated in foreign currencies, partially offset by a reduction in interest costs of $0.4 million associated with a lower outstanding balance on the revolving credit facility.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.4 million and $0.5 million in the nine month periods ended September 30, 2016 and 2015, respectively. The net foreign exchange gains of $0.4 million in the nine month period ended September 30, 2016 primarily related to realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts. The net foreign exchange gains of $0.5 million in the nine month period ended September 30, 2015 primarily related to the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $169.7 million in the nine months ended September 30, 2016 compared to $62.0 million in the prior year period. In the nine month period ended September 30, 2016, the net fair value gains of $169.7 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with the 15 properties, including seven special purpose properties, that were concluded with Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The changes in leasing assumptions generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

In the nine month period ended September 30, 2015, the net fair value gains of $62.0 million were attributable to (i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and two properties which had been recently developed in the United States, together with favourable changes to cash flow assumptions and (ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent renewal activity and market rent increases for certain properties in Canada, partially offset by (iii) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place. The compression in discount and terminal capitalization rates was attributable to multiple factors including the tenant quality, term of the lease, age and condition of the leased premises influenced by the economic conditions of the geographical area within which the specific property is located. Further, interest rates remained at historically low levels in the jurisdictions in which Granite operates, which lead to increased liquidity and resulted in strong demand and favourable asset pricing.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $2.4 million and $1.5 million in the nine month periods ended September 30, 2016 and 2015, respectively. Net fair value losses on financial instruments of $2.4 million for the nine month period ended September 30, 2016 included $3.5 million of unrealized fair value losses related to changes in estimates to contingent consideration obligations which were recognized in connection with acquisitions completed in 2013, partially offset by $1.2 million of unrealized fair value gains on foreign exchange contracts outstanding at the end of the period. The net fair value losses on financial instruments of $1.5 million for the nine months ended September 30, 2015 consisted of $1.2 million of fair value losses in connection with foreign exchange contracts outstanding at the end of the period and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Mortgages").

22    Granite REIT      2016

Loss on Sale of Investment Properties

The loss on sale of investment properties of $2.4 million for the nine month period ended September 30, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

In the nine months ended September 30, 2015, Granite disposed of six income-producing properties located in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million and incurred a $1.0 million loss on disposal due to the associated selling costs.

Income Tax Expense

Income tax expense for the nine months ended September 30, 2016 was $42.0 million compared to $31.1 million in the prior year period. Included in the income tax expense for the nine month periods ended September 30, 2016 and 2015 was a current income tax expense of $5.6 million and $3.3 million, respectively, comprised of:

	Nine Months Ended September 30,
	2016	2015
Foreign operations	$3.7	$2.9
Canadian corporate entities	(0.4)	0.3
Related to the sale of investment properties	1.3	0.7
Withholding taxes related to foreign dividends received	0.3	—
Change in reserve due to settlements of tax audits	(0.3)	(1.6)
Change in other tax reserves, net	1.0	1.0

Current tax expense	$5.6	$3.3

Also included in income tax expense for the nine months ended September 30, 2016 and 2015 was a deferred tax expense of $36.4 million and $27.8 million, respectively. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and, for the respective periods, is comprised of:

	Nine Months Ended September 30,
	2016	2015
Fair value gains/losses in respect of investment properties	$27.2	$19.2
Timing differences pertaining to tax depreciation	8.8	9.7
Related to the sale of investment properties	(1.5)	(0.7)
Other items	1.9	(0.4)

Deferred tax expense	$36.4	$27.8

The Trust's effective tax rate was 14.3% in the nine months ended September 30, 2016 as compared to 17.1% in the nine months ended September 30, 2015. The decline in the effective tax rate primarily related to deferred taxes and the jurisdiction in which fair value gains and losses occurred in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the amount of distributions made to the Trust by its subsidiary entities, and may impact the taxable income earned by the Trust and the sources of income distributed by the Trust.

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Net Income

For the nine month period ended September 30, 2016, net income was $251.2 million compared to $150.1 million in the prior year period. The increase of $101.1 million was primarily due to:

  i.
  an increase in fair value gains of $107.7 million;

  ii.
  an increase in rental revenue and tenant recoveries of $7.7 million, partially offset by;

  iii.
  an increase in income tax expense of $10.9 million primarily related to deferred income taxes; and

  iv.
  an increase in the loss on sale of investment properties of $1.4 million.

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per unit information)	2016	2015	Change
Net income attributable to stapled unitholders	$249,897	$148,169
Add (deduct):
Fair value gains on investment properties, net	(169,715)	(62,041)
Fair value losses on financial instruments	2,386	1,498
Loss on sale of investment properties	2,444	959
Current income tax expense associated with the sale of investment properties	1,268	701
Deferred income tax expense	36,449	27,809
Non-controlling interests relating to the above	750	1,775

FFO	$123,479	$118,870	4%

Basic FFO per stapled unit	$2.62	$2.53	4%

Diluted FFO per stapled unit	$2.62	$2.52	4%

Basic number of stapled units outstanding	47,057	47,017

Diluted number of stapled units outstanding	47,066	47,107

FFO for the nine month periods ended September 30, 2016 was $123.5 million as compared to $118.9 million. The $4.6 million increase in FFO was primarily due to:

  i.
  a $7.7 million increase in rental revenue, partially offset by;

  ii.
  a $1.8 million increase in current tax expense primarily due to a favourable settlement of an income tax audit in 2015;

  iii.
  a $1.0 million increase in interest expense; and

  iv.
  a $0.5 million increase in property operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $40.6 million and $129.9 million in the three and nine month periods ended September 30, 2016. At September 30, 2016, the Trust had cash and cash equivalents of $175.2 million and unitholders' equity of $2.0 billion.

24    Granite REIT      2016

Cash Flows

Three Months Ended September 30, 2016

Operating Activities

Components of the Trust's cash flows for the three month periods ended September 30, 2016 and 2015 were as follows:

	Three Months Ended September 30,
	2016	2015
Net income	$150.2	$47.1
Items not involving current cash flows	(107.0)	(9.4)
Current income tax expense	2.0	2.1
Income taxes recovered (paid)	(0.7)	(2.3)
Interest expense	4.5	4.5
Interest paid	(4.2)	(4.2)
Changes in working capital balances	(4.2)	7.6

Cash provided by operating activities	$40.6	$45.4

In the three month period ended September 30, 2016, operating activities generated cash of $40.6 million compared to $45.4 million in the prior year period. The decrease of $4.8 million was primarily due to an $11.8 million decrease in cash provided by changes in working capital balances, partially offset by a $4.5 million decrease in general and administrative expenses (excluding non-cash unit-based compensation expense) and a $1.6 million reduction in income taxes paid.

In the three month period ended September 30, 2016, changes in working capital balances caused a decrease in cash of $4.2 million due to:

  i.
  a decrease in deferred revenue of $5.7 million related to the timing of rental receipts, in particular the receipt of advance rents in the second quarter of 2016 at Granite's two largest facilities located in Austria; and

  ii.
  a $0.7 million increase in prepaid expenses primarily related to the payment of various insurance premiums, partially offset by;

  iii.
  a $2.1 million reduction in accounts receivable mainly due to the receipts of a) value-added tax associated with the construction expenditures for the development property in Poland and b) sale proceeds from the disposal of a property in Germany.

For the three month period ended September 30, 2015, changes in working capital balances generated cash of $7.6 million. The components comprised an increase of $5.6 million in accounts payable and accrued liabilities primarily related to accruals for severance, incentive compensation pay and property related costs, an increase of $3.2 million in deferred revenue due to the timing of rental receipts, partially offset by an increase of $0.9 million in restricted cash.

Investing Activities

Investing activities for the third quarter of 2016 generated net cash of $7.0 million, which primarily consisted of net proceeds of $8.9 million from the disposal of two income-producing properties during the quarter, partially offset by investment property capital expenditures of $1.7 million relating to improvement projects in Canada and the United States.

Investing activities for the third quarter of 2015, which generated net cash of $7.9 million, primarily consisted of net proceeds of $10.7 million from the disposal of four income-producing properties during the quarter, restricted cash proceeds of $2.8 million related to the reimbursement of tenant improvements to a property in

Granite REIT      2016    25

the Netherlands, partially offset by investment property capital expenditures of $5.6 million primarily related to the completed development property in Pennsylvania, United States and an income-producing property in the Netherlands.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2016 of $33.3 million was primarily related to distributions paid of $28.7 million, $6.5 million of repayments of U.S. dollar denominated bank indebtedness and $0.4 million of repayments of U.S. dollar secured long-term debt, partially offset by $2.3 million of proceeds from secured long-term debt borrowings to fund tenant improvement expenditures incurred at properties in the United States (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans").

Cash used in financing activities for the three month period ended September 30, 2015 of $32.9 million primarily related to distributions paid of $27.1 million, $7.7 million of repayments of U.S. dollar denominated bank indebtedness and $0.4 million of repayments of U.S. dollar secured long-term debt, partially offset by $2.2 million of proceeds from secured long-term debt borrowings.

Nine Months Ended September 30, 2016

Operating Activities

Components of the Trust's cash flows from operating activities for the nine month periods ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30,
	2016	2015
Net income	$251.2	$150.1
Items not involving current cash flows	(127.4)	(30.3)
Current income tax expense	5.6	3.2
Income taxes recovered (paid)	0.3	(4.2)
Interest expense	13.7	12.8
Interest paid	(13.3)	(12.4)
Changes in working capital balances	(0.2)	5.8

Cash provided by operating activities	$129.9	$125.0

For the nine month period ended September 30, 2016, cash provided by operating activities generated cash of $129.9 million compared to $125.0 million in the prior year period. The increase of $4.9 million was primarily related to a $6.1 million increase in rental revenue (excluding straight-line revenue adjustments) and a reduction in income taxes paid of $4.5 million, partially offset by a $6.0 million decrease in cash provided by working capital balances.

The change in working capital balances for the nine months ended September 30, 2016 resulted in a decrease in cash of $0.2 million, which consisted of a $2.3 million decrease in accounts payable and accrued liabilities primarily related to payments of incentive compensation pay, severance, director/trustee special committee fees and professional fees, a $0.4 million decrease in deferred revenue and a $0.4 million increase in prepaid expenses related to the payment of various insurance premiums, partially offset by a $2.2 million decrease in accounts receivable mainly due to the receipt of value-added tax associated with the construction expenditures for the development property in Poland.

For the nine month period ended September 30, 2015, the change in working capital balances generated cash of $5.8 million, which consisted of an increase of $3.4 million in accounts payable and accrued liabilities mainly related to accruals for severance, professional fees and property costs offset with lower incentive compensation pay accruals and a $4.4 million increase in deferred revenue due to the timing of rental

26    Granite REIT      2016

receipts. These increases were offset by an increase of $1.1 million in accounts receivable primarily related to a value-added tax receivable associated with the development land acquisition in Poland.

Investing Activities

Investing activities for the nine month period ended September 30, 2016 generated cash of $21.1 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by $18.2 million of investment property capital expenditures primarily related to the recently completed development property in Poland and tenant improvements to the two developed properties in the United States which were recently leased to non-Magna tenants.

For the nine months ended September 30, 2015, investing activities used cash of $16.2 million. The major components included $20.5 million of investment property capital expenditures primarily for projects in the United States, Austria and the Netherlands, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to the disposition of the Mexican investment property portfolio in June 2014, partially offset by $15.4 million of net proceeds received from the disposal of six income-producing properties and restricted cash proceeds of $2.8 million related to the reimbursement of tenant improvements to a property in the Netherlands.

Financing Activities

For the nine month period ended September 30, 2016, financing activities used cash of $92.2 million which largely comprised distribution payments of $84.4 million and $18.0 million of U.S. dollar denominated bank indebtedness repayments, partially offset by $11.5 million of U.S. dollar secured long-term debt borrowings used to fund tenant improvement expenditures at the two developed properties in the United States which were recently leased to non-Magna tenants.

Cash used in financing activities for the nine month period ended September 30, 2015 of $93.0 million was primarily related to distribution payments of $81.2 million and the repayment of U.S. dollar denominated bank indebtedness of $26.4 million, partially offset by $15.5 million of U.S. dollar secured long-term debt borrowings for development of the property in Pennsylvania, United States.

Bank and Debenture Financing

Granite's debt consisted of the following:

	September 30, 2016		December 31, 2015
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$448.1	78%	$447.7	76%
Cross currency interest rate swaps	21.2	4	25.3	4
Mortgages, net	45.6	8	49.0	9
Construction loans, net	57.1	10	48.0	8
Bank indebtedness	—	—	19.4	3

	$572.0	100%	$589.4	100%

Fair value of investment properties	$2,674.5		$2,592.4

Leverage ratio(1)	21%		23%

(1)
Defined as the carrying value of total debt divided by the total fair value of investment properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

In July 2014, the Trust issued $250.0 million of Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and

Granite REIT      2016    27

unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2016, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.9 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at September 30, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $9.8 million.

In October 2013, the Trust issued $200.0 million of Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2016, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $199.2 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at September 30, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $11.3 million.

Mortgages

In connection with acquisitions completed in 2013, the Trust has two mortgages outstanding totaling $45.6 million (U.S. $34.8 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

In June 2014, Granite entered into a secured loan for U.S. $26.2 million (the "2017 Construction Loan") relating to the construction of a 0.75 million square foot industrial facility in the United States. The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2016, the amount outstanding net of issuance costs was $33.3 million (U.S. $25.4 million).

In July 2013, the Trust entered into a secured loan for U.S. $17.0 million (the "2016 Construction Loan") relating to the construction of a 0.63 million square foot multipurpose facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and was originally scheduled to mature on July 25, 2016 but was extended one year to July 25, 2017. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for a successive period to July 25, 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2016, the amount outstanding net of issuance costs was $23.8 million (U.S. $18.2 million). During the nine month period ended September 30, 2016, the maximum commitment amount available under the 2016 Construction Loan was increased to U.S. $19.0 million from U.S. $17.0 million.

28    Granite REIT      2016

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At September 30, 2016, the Trust had $0.3 million in letters of credit issued against the Granite Credit Facility and no amounts drawn from the Credit Facility.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At September 30, 2016, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On December 10, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On May 26, 2016, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2016	2015	2016	2015
Net income	$150,241	$47,053	$251,164	$150,109

Cash provided by operating activities	40,647	45,356	129,950	125,037
Distributions paid and payable	(28,667)	(27,082)	(84,945)	(81,245)

Cash flows from operating activities over distributions paid and payable	$11,980	$18,274	$45,005	$43,792

Distributions declared to stapled unitholders in the three month periods ended September 30, 2016 and 2015 were $28.7 million or 60.9 cents per stapled unit and $27.1 million or 57.6 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine months ended September 30, 2016 and 2015 were $84.9 million or $1.81 per stapled unit and $81.2 million or $1.73 per stapled unit, respectively. Distributions for the three and nine month periods ended September 30, 2016 and 2015 were funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities

Granite REIT      2016    29

and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the third quarter of 2016, there were no changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At September 30, 2016, the Trust had contractual commitments related to construction and development projects amounting to approximately $71.2 million. Contractual commitments of $70.8 million are associated with the Trust's commitment to purchase from Magna certain building expansions at two special purpose properties in the United States which are expected to be incurred in the first quarter of 2017 (see "SIGNIFICANT MATTERS — Lease Renewals"). At September 30, 2016, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.5
Later than 1 year and not later than 5 years	1.8
Later than 5 years	0.3

$2.6

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 15 and 17 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,073,006 stapled units issued and outstanding.

DISTRIBUTIONS

On November 2, 2016, the Trust increased its targeted annualized distribution to $2.60 (21.7 cents per month) from $2.40 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2016, payable January 2017.

Granite REIT's monthly distribution to unitholders is currently 20.3 cents per stapled unit. For 2016, Granite expects to make total distributions of approximately $2.40 per stapled unit. Total distributions declared in the three and nine months ended September 30, 2016 were $28.7 million and $84.9 million, respectively. On

30    Granite REIT      2016

October 17, 2016, distributions of $9.6 million or 20.3 cents per stapled unit were declared and will be paid on November 15, 2016.

The portion of distributions by Granite REIT for 2016 which will be income for Canadian income tax purposes is currently estimated to be in the range of 85% to 100%. This estimate could change by the end of 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2015. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2015. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals, however, the Trust uses its historical renewal experience with its tenants, its direct knowledge of the unique nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents

Granite REIT      2016    31

and capital expenditures. There has been no change in the valuation methodology used during the period. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2015.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three and nine month periods ended September 30, 2016, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual

32    Granite REIT      2016

periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

IFRS 2, Share-based Payment ("IFRS 2")

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2015, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2016.

Granite REIT      2016    33

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2015 for a description of the accounting policies used in the determination of the financial data.

	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14
Rental revenue and tenant recoveries	$56,347	$56,387	$56,377	$54,939	$54,854	$53,470	$53,036	$51,016

Net income attributable to stapled unitholders:(1),(2)	$150,293	$57,179	$42,425	$45,165	$47,710	$46,097	$54,362	$21,454
Add (deduct):
Fair value losses (gains) on investment properties	(134,967)	(26,034)	(8,714)	(11,041)	(15,287)	(21,511)	(25,243)	17,793
Fair value losses (gains) on financial instruments	2,553	682	(849)	262	1,258	851	(611)	38
Acquisition transaction costs	—	—	—	—	—	—	—	189
Loss (gain) on sale of investment properties	1,070	1,035	339	454	726	48	185	(1,678)
Current income tax expense (recovery) associated with the sale of investment properties	561	1,688	(981)	—	351	—	350	439
Deferred income tax expense (recovery)	22,984	5,286	8,179	4,486	5,746	12,710	9,353	(1,832)
Non-controlling interests relating to the above	(316)	111	955	170	(733)	2,109	399	(157)

FFO	$42,178	$39,947	$41,354	$39,496	$39,771	$40,304	$38,795	$36,246
Basic FFO per stapled unit	$0.90	$0.85	$0.88	$0.84	$0.85	$0.86	$0.82	$0.77

Diluted FFO per stapled unit	$0.90	$0.85	$0.88	$0.84	$0.84	$0.86	$0.82	$0.77

Cash distributions declared per stapled unit	$0.609	$0.609	$0.587	$0.576	$0.576	$0.576	$0.576	$0.558

Payout ratio	68%	72%	67%	69%	68%	67%	70%	72%

Basic stapled units outstanding	47,073	47,073	47,025	47,017	47,017	47,017	47,017	47,014

Diluted stapled units outstanding	47,083	47,081	47,032	47,025	47,100	47,087	47,085	47,091

(1)
The results for 2016 include $8.7 million, $26.0 million and $135.0 million ($6.1 million, $21.9 million and $114.5 million net of income taxes) in the first, second and third quarters of net fair value gains on investment properties.

(2)
The results for 2015 included $25.2 million, $21.5 million, $15.3 million and $11.0 million ($20.8 million, $12.4 million, $9.8 million and $6.9 million net of income taxes) in the first, second, third and fourth quarters of net fair value gains on investment properties.

The results for 2014 included $17.8 million ($16.3 million net of income taxes) in the fourth quarter of net fair value losses on investment properties.

34    Granite REIT      2016

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expected increase in the monthly distribution, the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the ability of Granite to find satisfactory acquisition opportunities, Granite's ability to dispose of any non-core assets on satisfactory terms, Granite's ability to purchase stapled units under its NCIB, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities, the reduction in general and administrative costs and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT      2016    35

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36    Granite REIT      2016

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2016 and 2015

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	September 30, 2016	December 31, 2015
ASSETS
Non-current assets:
Investment properties	3	$2,674,451	$2,592,386
Deferred tax assets		6,799	7,776
Fixed assets, net		852	1,197
Other assets	4	1,389	1,629

		2,683,491	2,602,988
Current assets:
Accounts receivable		1,646	3,849
Income taxes receivable		292	3,172
Prepaid expenses and other		2,204	1,337
Restricted cash		562	1,336
Cash and cash equivalents		175,184	119,155

Total assets		$2,863,379	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$448,115	$447,657
Cross currency interest rate swaps	5	21,162	25,252
Secured long-term debt	6	15,148	76,117
Deferred tax liabilities		236,856	207,966
Other non-current liabilities	7	16,518	12,884

		737,799	769,876
Current liabilities:
Deferred revenue		6,505	7,061
Bank indebtedness	8	—	19,376
Current portion of secured long-term debt	6	87,590	20,874
Accounts payable and accrued liabilities	9	31,640	39,015
Distributions payable	10	9,556	9,027
Income taxes payable		10,760	7,821

Total liabilities		883,850	873,050

Equity:
Stapled unitholders' equity		1,969,310	1,849,031
Non-controlling interests		10,219	9,756

Total equity		1,979,529	1,858,787

Total liabilities and equity		$2,863,379	$2,731,837

Commitments and contingencies (note 17)

See accompanying notes

38    Granite REIT      2016

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2016	2015	2016	2015
Rental revenue and tenant recoveries			$56,347	$54,854	$169,111	$161,360
Property operating costs	12	(a)	2,000	1,856	5,689	5,178
General and administrative expenses	12	(b)	6,253	7,056	20,175	20,746
Depreciation and amortization			176	181	531	540
Interest expense and other financing costs, net	12	(c)	4,851	4,873	14,790	13,843
Foreign exchange gains, net			(800)	(721)	(366)	(529)
Fair value gains on investment properties, net	3		(134,967)	(15,287)	(169,715)	(62,041)
Fair value losses on financial instruments	12	(d)	2,553	1,258	2,386	1,498
Loss on sale of investment properties	3		1,070	726	2,444	959

Income before income taxes			175,211	54,912	293,177	181,166
Income tax expense	13		24,970	7,859	42,013	31,057

Net income			$150,241	$47,053	$251,164	$150,109

Net income attributable to:
Stapled unitholders			$150,293	$47,710	$249,897	$148,169
Non-controlling interests			(52)	(657)	1,267	1,940

			$150,241	$47,053	$251,164	$150,109

See accompanying notes

Granite REIT      2016    39

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2016	2015	2016	2015
Net income			$150,241	$47,053	$251,164	$150,109
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			32,817	113,828	(52,873)	141,625
Unrealized gains (losses) on cross currency interest rate swaps, includes income taxes of nil(1)	5	(b)	(13,515)	(32,148)	4,321	(18,053)
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)			31	(3,293)	1,330	(7,990)

Total other comprehensive income (loss)			19,333	78,387	(47,222)	115,582

Comprehensive income			$169,574	$125,440	$203,942	$265,691

(1)
Items that may be reclassified subsequently to net income

Comprehensive income attributable to:
Stapled unitholders	$169,518	$125,412	$203,128	$262,675
Non-controlling interests	56	28	814	3,016

Comprehensive income	$169,574	$125,440	$203,942	$265,691

See accompanying notes

40    Granite REIT      2016

Condensed Combined Statements of Equity
(Canadian dollars in thousands)
(Unaudited)

Nine Months Ended September 30, 2016	Number of Units (000s)		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2016	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—		—	—	249,897	—	249,897	1,267	251,164
Other comprehensive loss	—		—	—	—	(46,769)	(46,769)	(453)	(47,222)
Distributions	—		—	—	(84,945)	—	(84,945)	(351)	(85,296)
Units issued on settlement of deferred stapled units	56		2,097	—	—	—	2,097	—	2,097
Units redeemed	—	(1)	(1)	—	—	—	(1)	—	(1)

Equity at September 30, 2016	47,073		$2,126,294	$61,425	$(392,140)	$173,731	$1,969,310	$10,219	$1,979,529

(1)
20 stapled units were redeemed

Nine Months Ended September 30, 2015	Number of Units (000s)		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	148,169	—	148,169	1,940	150,109
Other comprehensive income	—		—	—	—	114,506	114,506	1,076	115,582
Distributions	—		—	—	(81,245)	—	(81,245)	(141)	(81,386)
Contributions from non-controlling interests	—		—	—	—	—	—	126	126
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1

Equity at September 30, 2015	47,017		$2,124,203	$61,425	$(575,175)	$200,963	$1,811,416	$9,259	$1,820,675

(1)
37 stapled units were issued

See accompanying notes

Granite REIT      2016    41

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2016	2015	2016	2015
OPERATING ACTIVITIES
Net income			$150,241	$47,053	$251,164	$150,109
Items not involving current cash flows	14	(a)	(107,053)	(9,351)	(127,369)	(30,285)
Current income tax expense	13	(a)	1,986	2,113	5,564	3,248
Income taxes recovered (paid)			(663)	(2,320)	324	(4,176)
Interest expense			4,512	4,472	13,734	12,818
Interest paid			(4,216)	(4,243)	(13,309)	(12,421)
Changes in working capital balances	14	(b)	(4,160)	7,632	(158)	5,744

Cash provided by operating activities			40,647	45,356	129,950	125,037

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		8,903	10,703	39,566	15,371
Capital expenditures			(1,697)	(5,617)	(18,214)	(20,478)
Restricted cash used for property improvements			—	2,801	—	2,801
Acquisition of development land	3		—	—	—	(5,990)
Fixed asset additions			(157)	(53)	(181)	(145)
Decrease (increase) in other assets			(33)	37	(91)	(4)
Cash used in investing activities from discontinued operations	14	(d)	—	—	—	(7,725)

Cash provided by (used in) investing activities			7,016	7,871	21,080	(16,170)

FINANCING ACTIVITIES
Distributions paid			(28,667)	(27,082)	(84,416)	(81,245)
Proceeds from secured long-term debt			2,278	2,242	11,534	15,509
Repayments of secured long-term debt			(352)	(356)	(927)	(774)
Repayments of bank indebtedness			(6,474)	(7,742)	(18,046)	(26,435)
Financing costs paid			—	—	(25)	(33)
Contributions from non-controlling interests			—	126	—	126
Distributions to non-controlling interests			(99)	(41)	(351)	(141)
Redemption of stapled units			(1)	—	(1)	—

Cash used in financing activities			(33,315)	(32,853)	(92,232)	(92,993)

Effect of exchange rate changes on cash and cash equivalents			2,328	6,514	(2,769)	7,510

Net increase in cash and cash equivalents during the period			16,676	26,888	56,029	23,384
Cash and cash equivalents, beginning of period			158,508	112,729	119,155	116,233

Cash and cash equivalents, end of period			$175,184	$139,617	$175,184	$139,617

See accompanying notes

42    Granite REIT      2016

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2016 and December 31, 2015 and for the three and nine month periods ended September 30, 2016 and 2015 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 2, 2016.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and nine month periods ended September 30, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2015.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

Granite REIT      2016    43

(c)   Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2015.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

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3.     INVESTMENT PROPERTIES

As at	September 30, 2016	December 31, 2015
Income-Producing Properties	$2,667,579	$2,576,562
Properties and Land Under Development	—	8,651
Land Held For Development	6,872	7,173

	$2,674,451	$2,592,386

Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2016			Year Ended December 31, 2015
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,576,562	$8,651	$7,173	$2,275,220	$31,349	$3,809
Additions
— Capital expenditures	9,197	5,826	—	10,079	14,040	—
— Acquisitions	—	—	—	—	—	5,990
— Land under development	—	—	—	—	2,474	(2,474)
— Completed projects	13,685	(13,685)	—	41,382	(41,382)	—
Fair value gains (losses), net	169,715	—	—	74,256	—	(1,174)
Foreign currency translation, net	(61,761)	(792)	(301)	191,960	2,170	1,022
Disposals	(42,010)	—	—	(16,330)	—	—
Other changes	2,191	—	—	(5)	—	—

Balance, end of period	$2,667,579	$—	$6,872	$2,576,562	$8,651	$7,173

During the nine months ended September 30, 2016, the Trust disposed of seven income-producing properties located in the United States, Austria and Germany for aggregate gross proceeds of $42.0 million and incurred a $2.4 million loss on disposal due to the associated selling costs. The fair value gain during the nine month period ended September 30, 2016, excluding the properties sold in the period, was $164.5 million.

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals, however, the Trust uses its historical renewal experience with its tenants, its direct knowledge of the unique nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

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Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

	September 30, 2016			December 31, 2015
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.25%	6.50%	7.17%	8.25%	6.97%	7.76%
Terminal cap rate	8.00%	5.75%	6.68%	8.50%	5.75%	7.27%
United States
Discount rate	10.75%	6.25%	7.89%	14.00%	6.75%	8.43%
Terminal cap rate	11.25%	5.75%	7.73%	13.00%	6.00%	8.07%
Germany
Discount rate	9.00%	7.00%	7.99%	9.50%	7.00%	8.04%
Terminal cap rate	9.50%	6.00%	8.13%	9.50%	6.00%	8.12%
Austria
Discount rate	9.00%	8.00%	8.33%	10.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.50%	8.83%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	7.00%	7.17%	7.50%	7.10%	7.24%
Terminal cap rate	7.30%	7.25%	7.28%	7.30%	7.25%	7.28%
Other
Discount rate	10.00%	9.00%	9.73%	10.00%	8.25%	9.64%
Terminal cap rate	10.50%	7.50%	9.83%	10.50%	7.75%	9.88%

Included in investment properties is $12.4 million (December 31, 2015 — $11.6 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$216,164
Later than 1 year and not later than 5 years	727,802
Later than 5 years	829,915

$1,773,881

4.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2016	December 31, 2015
Deferred financing costs	$232	$352
Long-term receivables	528	589
Interest rate caps (note 6)	7	90
Deposits	622	598

	$1,389	$1,629

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5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

		September 30, 2016		December 31, 2015
As at
		Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
	Maturity Date
4.613% Debentures	October 2, 2018	$199,192	$200,000	$198,901	$200,000
3.788% Debentures	July 5, 2021	248,923	250,000	248,756	250,000

		$448,115	$450,000	$447,657	$450,000

(b)   Cross currency interest rate swaps consist of:

As at	September 30, 2016	December 31, 2015
Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$11,336	$15,359
2021 Cross Currency Interest Rate Swap — fair value	9,826	9,893

	$21,162	$25,252

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and nine month periods ended September 30, 2016, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income (loss). The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

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6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

				September 30, 2016		December 31, 2015
As at
				U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
	Maturity Date	Interest Rate
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(2)	$22,939	$30,089	$23,327	$32,285
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(2)	11,840	15,531	12,059	16,690
Construction loan	July 25, 2017	LIBOR + 2.25%		18,161	23,822	14,272	19,752
Construction loan	June 20, 2017	LIBOR + 2.25%		25,384	33,296	20,422	28,264

				$78,324	$102,738	$70,080	$96,991
Less: due within one year				66,776	87,590	15,082	20,874

				$11,548	$15,148	$54,998	$76,117

(1)
The amounts outstanding are net of transaction costs.
(2)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4%.

The mortgages and construction loans are recourse only to specific properties. Properties securing the mortgages have a fair value of $99.0 million at September 30, 2016 and are pledged as collateral. The construction loans are secured by first mortgage liens on the properties having an aggregate fair value of $127.5 million at September 30, 2016.

During the nine month period ended September 30, 2016, the maximum commitment amount available under the construction loan that matures on July 25, 2017 was increased to U.S. $19.0 million from U.S. $17.0 million.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	September 30, 2016	December 31, 2015
Contingent consideration	$8,592	$5,286
Tenant allowance payable	7,926	7,598

	$16,518	$12,884

Contingent consideration was recognized in connection with acquisitions completed in 2013. This amount is dependent upon a number of assumptions, including the fair value of the properties acquired, which are subject to change over the period to the date of payment. During the three and nine month periods ended September 30, 2016, with the properties fully leased and given recent increases in the fair value of these properties, the contingent consideration obligation was increased by $2.2 million and $3.5 million, respectively, to reflect these changes in the valuation assumptions (note 12(d)). For a description of the valuation process used to determine the fair value of the properties, refer to note 3.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of

48    Granite REIT      2016

$250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At September 30, 2016, Granite LP had $0.3 million in letters of credit issued against the Credit Facility and no amounts drawn from the Credit Facility as repayments of U.S. $14.0 million were made during the nine month period ended September 30, 2016.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2016	December 31, 2015
Accounts payable	$4,874	$4,601
Accrued salaries, incentives and severance	4,942	6,555
Accrued interest payable	7,065	7,128
Accrued construction payable	1,878	5,158
Accrued professional fees	1,621	2,487
Accrued employee unit-based compensation	1,205	2,451
Accrued trustee/director unit-based compensation	6,349	5,204
Other accrued liabilities	3,706	5,431

	$31,640	$39,015

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2016 were $28.7 million (2015 — $27.1 million) or 60.9 cents per stapled unit (2015 — 57.6 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2016 were $84.9 million (2015 — $81.2 million) or $1.81 per stapled unit (2015 — $1.73 per stapled unit). Distributions payable at September 30, 2016 of $9.6 million, representing the September 2016 distribution, were paid on October 14, 2016. On October 17, 2016, distributions of $9.6 million or 20.3 cents per stapled unit were declared and will be paid on November 15, 2016.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at September 30, 2016 and 2015, there were 50,000 options outstanding and exercisable at an exercise price of $32.21.

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels

Granite REIT      2016    49

  elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	135	$35.51	110	$34.45
Granted	21	39.01	18	40.79

DSUs outstanding, September 30	156	$35.98	128	$35.36

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	72	$41.03	97	$38.19
New grants	27	37.05	33	42.49
Forfeited(1)	—	37.33	(58)	37.13
Settled(2)	(57)	38.24	—	39.01

Stapled units outstanding, September 30	42	$40.05	72	$41.02

(1)
198 stapled units were forfeited during the three month period ended March 31, 2016.
(2)
57 thousand stapled units (2015 — 37 stapled units) were settled and included fractional units settled in cash during the three month period ended March 31, 2016.

  During the three month period ended September 30, 2016, the Trust recognized a unit-based compensation expense of $1.0 million (2015 — $2.8 million recovery) which included a $0.6 million expense (2015 — $0.6 million recovery) pertaining to the DSP plans, a $0.3 million expense (2015 — $2.0 million recovery) pertaining to the Stapled Unit Plan and a $0.1 million expense (2015 — $0.2 million recovery) related to the re-measurement of the Option Plan liability in the period.

  During the nine month period ended September 30, 2016, the Trust recognized unit-based compensation expense of $2.0 million (2015 — $0.8 million recovery) which included a $1.1 million expense (2015 — $0.1 million) pertaining to the DSP plans, a $0.8 million expense (2015 — $0.9 million recovery) pertaining to the Stapled Unit Plan and a $0.1 million expense (2015 — nil) related to the re-measurement of the Option Plan liability in the period.

  Included in the unit-based compensation recovery of $2.0 million and $0.9 million pertaining to the Stapled Unit Plan for the three and nine month periods ended September 30, 2015, respectively, is a $1.7 million recovery associated with the surrender of stapled units.

50    Granite REIT      2016

(b)   Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at September 30,	2016	2015
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$196,522	$224,306
Losses on derivatives designated as net investment hedges	(22,791)	(23,343)

	$173,731	$200,963

(1)
Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

(c)   Normal Course Issuer Bid

  On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. As at September 30, 2016, the Trust has not made purchases of its stapled units under the NCIB.

12.  COSTS AND EXPENSES (INCOME)

(a)   Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Non-recoverable from tenants:
Property taxes and utilities	$85	$258	$612	$607
Legal	47	141	239	618
Consulting	181	22	374	389
Environmental and appraisals	144	67	363	243
Repairs and maintenance	197	423	411	613
Other	313	266	961	792

	967	1,177	2,960	3,262

Recoverable from tenants:
Property taxes and utilities	634	395	1,599	1,049
Repairs and maintenance	147	125	387	275
Other	252	159	743	592

	1,033	679	2,729	1,916

Property operating costs	$2,000	$1,856	$5,689	$5,178

Granite REIT      2016    51

(b)   General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Salaries, benefits and severance	$3,158	$6,667	$9,963	$13,633
Audit, legal and consulting	884	1,426	3,373	3,436
Trustee/director fees and related expenses	162	284	748	713
Unit-based compensation for employees and trustees/directors	963	(2,753)	2,000	(831)
Other	1,086	1,432	4,091	3,795

	$6,253	$7,056	$20,175	$20,746

(c)   Interest expense and other financing costs, net consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest and amortized issuance costs relating to debentures	$3,675	$3,676	$11,165	$10,647
Interest on mortgages payable and construction loans	815	716	2,467	1,747
Amortization of deferred financing costs	48	48	145	148
Other interest and accretion charges	394	517	1,349	1,593

	4,932	4,957	15,126	14,135
Capitalized interest	—	—	(91)	(62)
Interest income	(81)	(84)	(245)	(230)

	$4,851	$4,873	$14,790	$13,843

(d)   Fair value losses (gains) on financial instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Foreign exchange forward contracts, net	$378	$1,159	$(1,158)	$1,178
Interest rate caps	—	99	79	320
Contingent consideration	2,175	—	3,465	—

	$2,553	$1,258	$2,386	$1,498

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13.  INCOME TAXES

(a)   The major components of the income tax expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Current income tax expense	$1,986	$2,113	$5,564	$3,248
Deferred income tax expense	22,984	5,746	36,449	27,809

Income tax expense	$24,970	$7,859	$42,013	$31,057

  Included in current income tax expense for the three month period ended September 30, 2016 is a $0.6 million expense associated with the disposition of a property in the United States. For the nine month period ended September 30, 2016, current income tax expense includes a $2.3 million expense associated with the disposition of properties in Germany and the United States and a $1.0 million recovery associated with the disposition of a property in Austria. Included in current income tax expense for the three month period ended September 30, 2015 is $0.3 million associated with the liquidation of the Mexican operation and $0.4 million associated with the disposition of a property in the United States. For the nine month period ended September 30, 2015, current income tax expense included $0.3 million related to the liquidation of the Mexican operation and $0.7 million arising from the disposition of two properties in the United States.

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Income before income taxes	$175,211	$54,912	$293,177	$181,166

Expected income taxes at the Canadian statutory tax rate of 26.5% (2015 — 26.5%)	$46,431	$14,552	$77,692	$48,009
Income distributed and taxable to unitholders	(29,067)	(8,282)	(50,746)	(19,080)
Net foreign rate differentials	5,806	1,116	8,553	2,631
Net change in provisions for uncertain tax positions	230	534	787	(1,114)
Net permanent differences	312	(575)	3,851	(144)
Withholding taxes and other	1,258	514	1,876	755

Income tax expense	$24,970	$7,859	$42,013	$31,057

Granite REIT      2016    53

14.  DETAILS OF CASH FLOWS

(a)   Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Straight-line rent adjustment	$744	$1,396	$2,232	$3,880
Unit-based compensation expense (recovery)	963	(2,753)	2,000	(831)
Fair value gains on investment properties	(134,967)	(15,287)	(169,715)	(62,041)
Depreciation and amortization	176	181	531	540
Fair value losses on financial instruments	2,553	1,258	2,386	1,498
Loss on sale of investment properties	1,070	726	2,444	959
Amortization of issuance costs relating to debentures	213	223	679	617
Amortization of deferred financing costs	48	48	145	148
Deferred income taxes	22,984	5,746	36,449	27,809
Other	(837)	(889)	(4,520)	(2,864)

	$(107,053)	$(9,351)	$(127,369)	$(30,285)

(b)   Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Accounts receivable	$2,066	$242	$2,161	$(1,096)
Prepaid expenses and other	(670)	(567)	(436)	(202)
Accounts payable and accrued liabilities	133	5,561	(2,243)	3,417
Deferred revenue	(5,739)	3,216	(368)	4,445
Restricted cash	50	(820)	728	(820)

	$(4,160)	$7,632	$(158)	$5,744

(c)   Non-cash financing activities

  During the nine month period ended September 30, 2016, 56 thousand stapled units (2015 — less than one thousand stapled units) with a value of $2.1 million (2015 — less than $0.1 million) were issued under the Stapled Unit Plan.

(d)   Discontinued operations

  During the nine month period ended September 30, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties in June 2014. As the Mexican properties represented a significant geographical area of operations, the Trust retroactively presented the Mexican portfolio as discontinued operations in prior financial statements.

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15.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at September 30, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$7	(1)	$528	(2)	$528	$535	$535
Accounts receivable	—		1,646		1,646	1,646	1,646
Prepaid expenses and other	490	(3)	—		—	490	490
Restricted cash	—		562		562	562	562
Cash and cash equivalents	—		175,184		175,184	175,184	175,184

	$497		$177,920		$177,920	$178,417	$178,417

Financial liabilities
Unsecured debentures, net	$—		$448,115		$468,645	$448,115	$468,645
Cross currency interest rate swaps	21,162		—		—	21,162	21,162
Secured long-term debt	—		102,738		102,738	102,738	102,738
Other non-current liabilities	16,518		—		—	16,518	16,518
Accounts payable and accrued liabilities	239	(4)	31,401		31,401	31,640	31,640
Distributions payable	—		9,556		9,556	9,556	9,556

	$37,919		$591,810		$612,340	$629,729	$650,259

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

Granite REIT      2016    55

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2015:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$90	(5)	$589	(6)	$589	$679	$679
Accounts receivable	—		3,849		3,849	3,849	3,849
Prepaid expenses and other	24	(7)	—		—	24	24
Restricted cash	—		1,336		1,336	1,336	1,336
Cash and cash equivalents	—		119,155		119,155	119,155	119,155

	$114		$124,929		$124,929	$125,043	$125,043

Financial liabilities
Unsecured debentures, net	$—		$447,657		$467,255	$447,657	$467,255
Cross currency interest rate swaps	25,252		—		—	25,252	25,252
Secured long-term debt	—		96,991		96,991	96,991	96,991
Other non-current liabilities	12,884		—		—	12,884	12,884
Bank indebtedness	—		19,376		19,376	19,376	19,376
Accounts payable and accrued liabilities	932	(8)	38,083		38,083	39,015	39,015
Distributions payable	—		9,027		9,027	9,027	9,027

	$39,068		$611,134		$630,732	$650,202	$669,800

(5)
Interest rate caps included in other assets.
(6)
Long-term receivables included in other assets.
(7)
Foreign exchange forward contracts included in prepaid expenses.
(8)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At September 30, 2016, the Trust held 15 foreign exchange forward contracts (December 31, 2015 — nine contracts outstanding). The foreign exchange contracts in place are to purchase $49.7 million and sell euro 30.0 million and U.S. $4.0 million. For the three and nine month periods ended September 30, 2016, the Trust recorded net fair value losses of $0.4 million (2015 — net fair value losses of $1.2 million) and net fair value gains of $1.2 million (2015 — net fair value losses of $1.2 million), respectively, on these outstanding foreign exchange forward contracts.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at

56    Granite REIT      2016

  September 30, 2016 was less than $0.1 million (December 31, 2015 — $0.1 million). For the three and nine month periods ended September 30, 2016, the Trust recorded fair value losses of less than $0.1 million (2015 — $0.1 million) and $0.1 million (2015 — $0.3 million), respectively, on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2016	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,674,451
Interest rate caps included in other assets	—	7	—
Foreign exchange forward contracts included in prepaid expenses and other	—	490	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,645	—	—
Cross currency interest rate swaps	—	21,162	—
Other non-current liabilities	—	—	16,518
Secured long-term debt	—	102,738	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	239	—

Net assets (liabilities) measured at fair value	$(468,645)	$(123,642)	$2,657,933

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As at December 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,592,386
Interest rate caps included in other assets	—	90	—
Foreign exchange forward contracts included in prepaid expenses and other	—	24	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	467,255	—	—
Cross currency interest rate swaps	—	25,252	—
Other non-current liabilities	—	—	12,884
Secured long-term debt	—	96,991	—
Bank indebtedness	—	19,376	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	932	—

Net assets (liabilities) measured at fair value	$(467,255)	$(142,437)	$2,579,502

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2016 and the year ended December 31, 2015, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at September 30, 2016, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2016, the Trust's foreign currency denominated net assets are $1.3 billion, primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.8 million and $9.3 million, respectively, to comprehensive income (loss).

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16.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,674,451			$2,674,451
Investment in Granite LP	—	8	(8)	—
Other non-current assets	9,040			9,040

	2,683,491	8	(8)	2,683,491
Current assets:
Other current assets	4,630	74		4,704
Intercompany receivable(1)	—	6,655	(6,655)	—
Cash and cash equivalents	174,828	356		175,184

Total assets	$2,862,949	7,093	(6,663)	$2,863,379

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$448,115			$448,115
Other non-current liabilities	289,684			289,684

	737,799			737,799
Current liabilities:
Intercompany payable(1)	6,655		(6,655)	—
Other current liabilities	138,966	7,085		146,051

Total liabilities	883,420	7,085	(6,655)	883,850

Equity:
Stapled unitholders' equity	1,969,302	8		1,969,310
Non-controlling interests	10,227		(8)	10,219

Total liabilities and equity	$2,862,949	7,093	(6,663)	$2,863,379

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT      2016    59

Balance Sheet	As at December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,592,386			$2,592,386
Investment in Granite LP	—	5	(5)	—
Other non-current assets	10,602			10,602

	2,602,988	5	(5)	2,602,988
Current assets:
Other current assets	9,645	49		9,694
Intercompany receivable(1)	—	8,910	(8,910)	—
Cash and cash equivalents	119,000	155		119,155

Total assets	$2,731,633	9,119	(8,915)	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,657			$447,657
Other non-current liabilities	322,219			322,219

	769,876			769,876
Current liabilities:
Bank indebtedness	19,376			19,376
Intercompany payable(1)	8,910		(8,910)	—
Other current liabilities	74,684	9,114		83,798

Total liabilities	872,846	9,114	(8,910)	873,050

Equity:
Stapled unitholders' equity	1,849,026	5		1,849,031
Non-controlling interests	9,761		(5)	9,756

Total liabilities and equity	$2,731,633	9,119	(8,915)	$2,731,837

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

60    Granite REIT      2016

Income Statement	Three Months Ended September 30, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$56,347			$56,347
General and administrative expenses	6,253			6,253
Interest expense and other financing costs, net	4,851			4,851
Other costs and expenses, net	1,376			1,376
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(134,967)			(134,967)
Fair value losses on financial instruments	2,553			2,553
Loss on sale of investment properties	1,070			1,070

Income before income taxes	175,211	2	(2)	175,211
Income tax expense	24,970			24,970

Net income	150,241	2	(2)	150,241

Less net loss attributable to non-controlling interests	(50)		(2)	(52)

Net income attributable to stapled unitholders	$150,291	2	—	$150,293

Income Statement	Three Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$54,854			$54,854
General and administrative expenses	7,056			7,056
Interest expense and other financing costs, net	4,873			4,873
Other costs and expenses, net	1,316			1,316
Share of (income) loss of Granite LP	—			—
Fair value gains on investment properties, net	(15,287)			(15,287)
Fair value losses on financial instruments	1,258			1,258
Loss on sale of investment properties	726			726

Income before income taxes	54,912	—	—	54,912
Income tax expense	7,859			7,859

Net income	47,053	—	—	47,053

Less net loss attributable to non-controlling interests	(657)			(657)

Net income attributable to stapled unitholders	$47,710	—	—	$47,710

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Income Statement	Nine Months Ended September 30, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$169,111			$169,111
General and administrative expenses	20,175			20,175
Interest expense and other financing costs, net	14,790			14,790
Other costs and expenses, net	5,854			5,854
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(169,715)			(169,715)
Fair value losses on financial instruments	2,386			2,386
Loss on sale of investment properties	2,444			2,444

Income before income taxes	293,177	3	(3)	293,177
Income tax expense	42,013			42,013

Net income	251,164	3	(3)	251,164

Less net income attributable to non-controlling interests	1,270		(3)	1,267

Net income attributable to stapled unitholders	$249,894	3	—	$249,897

Income Statement	Nine Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$161,360			$161,360
General and administrative expenses	20,746			20,746
Interest expense and other financing costs, net	13,843			13,843
Other costs and expenses, net	5,189			5,189
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(62,041)			(62,041)
Fair value losses on financial instruments	1,498			1,498
Loss on sale of investment properties	959			959

Income before income taxes	181,166	2	(2)	181,166
Income tax expense	31,057			31,057

Net income	150,109	2	(2)	150,109

Less net income attributable to non-controlling interests	1,942		(2)	1,940

Net income attributable to stapled unitholders	$148,167	2	—	$148,169

62    Granite REIT      2016

Statement of Cash Flows	Three Months Ended September 30, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$150,241	2	(2)	$150,241
Items not involving current cash flows	(107,053)	(2)	2	(107,053)
Changes in working capital balances	(4,474)	314	—	(4,160)
Other operating activities	1,619			1,619

Cash provided by operating activities	40,333	314	—	40,647

INVESTING ACTIVITIES
Investment property capital additions	(1,697)			(1,697)
Other investing activities	8,713			8,713

Cash provided by investing activities	7,016	—	—	7,016

FINANCING ACTIVITIES
Distributions paid	(28,667)			(28,667)
Other financing activities	(4,648)			(4,648)

Cash used in financing activities	(33,315)	—	—	(33,315)

Effect of exchange rate changes	2,328			2,328

Net increase in cash and cash equivalents during the period	$16,362	314	—	$16,676

Statement of Cash Flows	Three Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$47,053			$47,053
Items not involving current cash flows	(9,351)			(9,351)
Changes in working capital balances	7,701	(69)	—	7,632
Other operating activities	22			22

Cash provided by (used in) operating activities	45,425	(69)	—	45,356

INVESTING ACTIVITIES
Investment property capital additions	(5,617)			(5,617)
Other investing activities	13,488			13,488

Cash provided by investing activities	7,871	—	—	7,871

FINANCING ACTIVITIES
Distributions paid	(27,082)			(27,082)
Other financing activities	(5,771)			(5,771)

Cash used in financing activities	(32,853)	—	—	(32,853)

Effect of exchange rate changes	6,514			6,514

Net increase (decrease) in cash and cash equivalents during the period	$26,957	(69)	—	$26,888

Granite REIT      2016    63

Statement of Cash Flows	Nine Months Ended September 30, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$251,164	3	(3)	$251,164
Items not involving current cash flows	(127,369)	(3)	3	(127,369)
Changes in working capital balances	(359)	201	—	(158)
Other operating activities	6,313			6,313

Cash provided by operating activities	129,749	201	—	129,950

INVESTING ACTIVITIES
Investment property capital additions	(18,214)			(18,214)
Other investing activities	39,294			39,294

Cash provided by investing activities	21,080	—	—	21,080

FINANCING ACTIVITIES
Distributions paid	(84,416)			(84,416)
Other financing activities	(7,816)			(7,816)

Cash used in financing activities	(92,232)	—	—	(92,232)

Effect of exchange rate changes	(2,769)			(2,769)

Net increase in cash and cash equivalents during the period	$55,828	201	—	$56,029

Statement of Cash Flows	Nine Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$150,109	2	(2)	$150,109
Items not involving current cash flows	(30,285)	(2)	2	(30,285)
Changes in working capital balances	5,817	(73)	—	5,744
Other operating activities	(531)			(531)

Cash provided by (used in) operating activities	125,110	(73)	—	125,037

INVESTING ACTIVITIES
Investment property capital additions	(20,478)			(20,478)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	18,023			18,023
Cash used in investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(16,170)	—	—	(16,170)

FINANCING ACTIVITIES
Distributions paid	(81,245)			(81,245)
Other financing activities	(11,748)			(11,748)

Cash used in financing activities	(92,993)	—	—	(92,993)

Effect of exchange rate changes	7,510			7,510

Net increase (decrease) in cash and cash equivalents during the period	$23,457	(73)	—	$23,384

64    Granite REIT      2016

17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At September 30, 2016, the Trust's contractual commitments related to construction and development projects amounted to approximately $71.2 million. Contractual commitments of $70.8 million are associated with the Trust's commitment to purchase from Magna certain building expansions which are expected to be incurred in the first quarter of 2017.

(c)
At September 30, 2016, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$457
Later than 1 year and not later than 5 years	1,799
Later than 5 years	310

$2,566

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $49.0 million.

Granite REIT      2016    65

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Brydon Cruise Trustee Michael Forsayeth Trustee Barry Gilbertson Trustee Gerald Miller Trustee

Michael Forsayeth
Chief Executive Officer
Ilias Konstantopoulos
Chief Financial Officer
John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate
Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer
(647) 925-7600
 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2015 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

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  Exhibit 99.1
GRANITE ANNOUNCES 2016 THIRD QUARTER RESULTS AND INCREASES DISTRIBUTION